

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

via U.S. mail and facsimile

Paul D. Thompson, President
Mexus Gold US
P.O. Box 235472
Encinatas CA 92024

RE: **Mexus Gold US (formerly Action Fashions, Ltd.)**
        Form 10-K/A for the fiscal year ended March 31, 2009 and filed January 12, 2010
        Supplemental correspondence submitted May 24, 2010
        File No.: 0-52413

Dear Mr. Thompson:

        We have reviewed your supplemental correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended December 31, 2009
Form 10-Q, Amendment 2 for the Quarter Ended September 30, 2009

1. We reissue comment number one in our letter dated May 7, 2010. Please clarify, as previously requested, whether any of your revenues relate to your new business. If so, clarify when such revenues were generated and the amount. We may have further comment.

Form 10-Q for the Quarter Ended December 31, 2009

Item 2. Management's Discussion and Analysis

Business Strategy

2. We note that from your response to comment three of our letter dated May 7, 2010 that you have not entered into the business combination agreement with Mexus Gold Mining SA. It appears from your disclosure that you own the properties held by Mexus Gold Mining SA (e.g., Ocho Hermanos, El Scorpion, Los Laureles, etc.).   Since the acquisition has not occurred, you should not characterize the mining projects owned by Mexus Gold Mining as your own. Please revise your disclosure in future filings to distinguish the properties owned by Mexus Gold Mining SA that you intend to own or operate but do not own or operate at the current time.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Phillip Koehnke, Esq.
     Via facsimile to (858) 229-8116